Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Emergency Medical Services Corporation for the registration of up to 500,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 21, 2007, with respect to the consolidated financial statements of Emergency Medical Services Corporation as of and for the year ended December 31, 2006, Emergency Medical Services Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Emergency Medical Services Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
January 29, 2008